Recipe Kits, Inc.

201 Clark Ave., Pomona, CA 91767 ♦ Phone: (888) 514-8555

April 20th, 2010

By Facsimile Transmission and/or e-mail

Unites States
Securities and Exchange Commission
Mail Stop 3561 Washington, D.C. 20549

Attn: William H. Thompson
Re: Recipe Kits, Inc.
       Report on Form 8-K/A
       Originally Filed on August 12, 2009, Amended on September 15, 2009
       File No. 333-148931

Dear Mr. Thompson,

In response to a comment letter from the Commission, Recipe Kits Inc. amended its filing of the report on form 8-K dated August 12, 2009 and filed that amendment on September 15, 2009. In connection with the amended filing, the company acknowledges the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Respectfully, Recipe Kits, Inc.

By: /s/ Claudia Tatu

Name: Claudia Tatu
Title: Secretary, Director